FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
 (Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG ,
GRAND-DUCHY OF LUXEMBOURG
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “PURCHASE OF SHARES OF QUILMES INTERNATIONAL (BERMUDA) LTD.”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Dated: August 3, 2005	By: /s/ Agustin Garcia Mansilla

Name: Agustin Garcia Mansilla
Title: Chief Executive Officer

Item 1

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4321-1826
FOR IMMEDIATE RELEASE

PURCHASE OF SHARES OF QUILMES INTERNATIONAL (BERMUDA) LTD.

LUXEMBOURG – AUGUST 3, 2005 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa”) today announced that it has entered into an agreement with its controlling shareholders, Beverage Associates (BAC) Corp. (“BAC”) and Companhia de Bebidas das Americas — AmBev (“AmBev”), pursuant to which it has agreed to purchase from BAC its 5.32% equity interest in Quinsa’s subsidiary, Quilmes International (Bermuda) Ltd (“QIB”). The purchase price for the QIB shares will be determined pursuant to a formula that calculates the value of QIB based on QIB’s audited financial statements for the year ended December 31, 2005. Under this formula, QIB will be valued at 6 times QIB’s EBITDA for 2005 less QIB’s net debt as of the end of 2005. The estimated purchase price is $110 million. Upon completion of this transaction, Quinsa will own 92.95% of QIB and AmBev will own the remaining 7.05% .

Quinsa expects to acquire title to BAC’s QIB shares and to deposit the estimated purchase price into an escrow account within approximately 30 days. Once the final purchase price is determined and certain other conditions are satisfied, the escrowed funds will be released to BAC and Quinsa and BAC will make any payments necessary to reflect any difference between the funds released to BAC and the final purchase price plus interest thereon (accrued at a rate of LIBOR plus 2%) from the fifth business day after the date hereof until the full purchase price is paid to BAC.

The agreement also amends certain other provisions of the existing stock purchase agreement between BAC and AmBev.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that currently controls 87.63 percent of QIB. Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell the AmBev brands in Argentina, Bolivia, Paraguay and Uruguay. Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.quinsa.com or www.quinsa.com.ar

Forward-Looking Statements

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customers' demand for the Company's products, changes in raw material, labor, equipment and transportation costs and availability, changes in customer orders, pricing actions by the Company's competitors, disagreements between the Company’s controlling shareholders and general changes in economic conditions. Risks associated with forward-looking statements are more fully described in the Company's filings with the Securities and Exchange Commission. The Company assumes no duty to update its outlook statements as of any future date.

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